UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) **March 4, 2005**



Cross Country Healthcare, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**0-33169**	**13-4066229**
(State or Other Jurisdiction	(Commission	(I.R.S. Employer
of Incorporation)	File Number)	Identification No.)

6551 Park of Commerce Blvd., N.W., Boca Raton, FL 33487
(Address of Principal Executive Office) (Zip Code)

(561) 998-2232
(Registrant's telephone number, including area code)

Not Applicable
(Former Name or Former Address, If Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2 (b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4 (c))

Item 8.01 Other Events.

Incorporated by reference is a press release, issued by Cross Country Healthcare, Inc. ("the Company") on March 4, 2005 and attached hereto as Exhibit 99.1. This information is being furnished under Item 8.01 and shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of such section.

Item 9.01 Financial Statements and Exhibits.

(c) Exhibits

Exhibit   Description

99.1   Press Release issued by the Company on March 4, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

CROSS COUNTRY HEALTHCARE, INC.

By: /s/ EMIL HENSEL

Name: Emil Hensel

Title: Chief Financial Officer

Dated: March 4, 2005

3

Links

Exhibit 99.1



CROSS COUNTRY HEALTHCARE COMMENTS ON MEDSTAFF LEGAL MATTER

BOCA RATON, Fla. – March 4, 2005 – Cross Country Healthcare, Inc. (Nasdaq: CCRN) said today its MedStaff, Inc. subsidiary is the subject of a purported class action lawsuit filed on February 18, 2005 in the Superior Court of California in Riverside County. The lawsuit relates only to MedStaff corporate employees. It alleges violations of certain sections of the California Labor Code, the California Business and Professions Code, conversion and accounting, and recovery of unpaid wages and penalties. MedStaff currently has less than 50 corporate employees in California.

The plaintiffs, Maureen Petray and Carina Higareda, who purport to sue on behalf of themselves and all others similarly situated, allege that MedStaff failed under California law to provide meal period and rest breaks and pay for those missed meal periods and rest breaks; failed to compensate the employees for all hours worked; failed to compensate the employees for working overtime; and failed to keep appropriate records to keep track of time worked.

Plaintiffs seek, among other things, an order enjoining MedStaff from engaging in the practices challenged in the complaint; for an order for full restitution of all monies MedStaff allegedly failed to pay Plaintiffs and their purported class; for interest; for certain penalties provided for by the California Labor Code; and for attorneys' fees and costs.

The lawsuit is in its very early stages and has not yet been certified by the court as a class action. At this time, the Company is investigating these claims and is unable to determine its potential exposure, if any, and intends to vigorously defend this matter.

Cross Country Healthcare, Inc. is a leading provider of healthcare staffing services in the United States. The Company has a client base of approximately 3,000 hospitals, pharmaceutical companies and other healthcare providers across all 50 states. Copies of this and other news releases as well as additional information about Cross Country can be obtained online at www.crosscountry.com. Shareholders and prospective investors can also register at the corporate web site to automatically receive the Company's press releases by e-mail.

This press release contains forward-looking statements that are predictive in nature, that depend upon or refer to future events or conditions or that include words such as "expects", "anticipates", "intends", "plans", "believes", "estimates" and similar expressions are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results and performance to be materially different from any future results or performance expressed or implied by these forward-looking statements. These factors include our ability to attract and retain qualified nurses and other healthcare personnel, costs and availability of short-term leases for our travel nurses, demand for the healthcare services we provide, both nationally and in the regions in which we operate, the functioning of our information systems, the effect of existing or future government regulation and federal and state legislative and enforcement initiatives on our business, our clients' ability to pay us for our services, our ability to successfully implement our acquisition and development strategies, the effect of liabilities and other claims asserted against us, the effect of competition in the markets we serve, and other factors set forth under the caption "Risk Factors" in the Company's Registration Statement on Form S-3 dated November 3, 2004, or any amendments thereof.

# # #

For further information, please contact:
Howard A. Goldman
Director/Investor & Corporate Relations
Phone: 877-686-9779
Email: hgoldman@crosscountry.com

Additional information about our business:

Cross Country Staffing Healthcare Staffing	Cross Country TravCorps Travel Nursing	Cross Country Local Per Diem Nurse	MedStaff Travel Nursing Per Diem Nurse	NovaPro Travel Nursing
Assignment America International Nursing	MRA Nurse Recruiting	ClinForce Clinical Staffing	Cross Country University CEU Continuing Education for Nurses	Cejka Search Physician Jobs Executive Search

6551 Park of Commerce Blvd., Boca Raton, FL 33487
Tel: (800) 347-2264   Fax: (561) 998-8533   www.crosscountry.com